SHOP Shareholder Voting Reminder May 24, 2022 Dear Shareholder: Shopify’s June 7, 2022, Annual and Special Meeting of shareholders is approaching and the Shopify Board of Directors is asking you to vote “FOR” a proposal to implement important amendments to Shopify’s articles of incorporation. The proposal – which is the result of a careful and thorough process conducted under the supervision of a Special Committee of independent directors of the Shopify Board advised by its own legal counsel and financial advisor – will modernize Shopify’s governance structure, aligning it with the Company’s long-term market opportunities. As we look ahead to Shopify’s next chapter, we are confident that this proposal will provide Shopify with added flexibility to continue to innovate and execute against its 100-year mission to make commerce better for everyone. The Board of Directors, based on the recommendation of the Special Committee, unanimously recommends that you vote FOR the proposal, which is outlined in further detail in the Company’s management information circular (the “Circular”). The Circular is available under the Company’s profile on SEDAR at sedar.com, on EDGAR at sec.gov, and on the Shopify website at investors.shopify.com. Your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote “FOR” the proposal TODAY via the Internet, by telephone, or by signing, dating and returning the enclosed voting instruction form in the envelope provided.